SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D*
                                 (Rule 13d-101)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE
                                    13d-2(a)


                                 NetManage, Inc.
           -----------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
           -----------------------------------------------------------
                         (Title of Class of Securities)

                                    641144308
           -----------------------------------------------------------
                                 (CUSIP Number)

                           Michael R Littenberg, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
           -----------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 15, 2006
           -----------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)

----------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 641144308                    13D                       Page 2 of 8

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                            Emancipation Capital Master, Ltd.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                     (a)  [ ]
                                                                     (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS*
                                            00
-----------------------------------------------------------------------------
     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                          [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                            Cayman Islands
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER

SHARES                                      -0-
               --------------------------------------------------------------
BENEFICIALLY   (8)  SHARED VOTING POWER
                               683,315
OWNED BY
               --------------------------------------------------------------
EACH           (9)  SOLE DISPOSITIVE POWER
                                            -0-
REPORTING
               --------------------------------------------------------------
PERSON WITH
               (10) SHARED DISPOSITIVE POWER
                               683,315
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                               683,315
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                               7.24% (See item 5)
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON *
                                            CO
-----------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 641144308                    13D                       Page 3 of 8

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                        Charles Frumberg
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                     (a)  [ ]
                                                                     (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS*
                                            00
-----------------------------------------------------------------------------
     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                          [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                               United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER

SHARES                                      -0-
               --------------------------------------------------------------
BENEFICIALLY   (8)  SHARED VOTING POWER
                               683,315
OWNED BY
               --------------------------------------------------------------
EACH           (9)  SOLE DISPOSITIVE POWER
                                            -0-
REPORTING
               --------------------------------------------------------------
PERSON WITH
               (10) SHARED DISPOSITIVE POWER
                               683,315
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                               683,315
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                               7.24% (See item 5)
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON *
                                            IN
-----------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.     Security and Issuer.

       This statement on Schedule 13D relates to the shares ("Shares") of common stock, $0.01 par value, of NetManage, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 20883 Stevens Creek Blvd. Cupertino, CA 95014.


Item 2.     Identity and Background.

       (a) This statement is filed by:

          (i) Emancipation Capital Master, Ltd., a Cayman Islands exempted company ("Emancipation Capital"); and

          (ii) Mr. Charles Frumberg ("Mr. Frumberg") who serves as the managing member of Emancipation Management LLC, ("Emancipation Management") which acts as the investment manager of Emancipation Capital, (Emancipation Capital and Mr. Frumberg are sometimes hereinafter referred to collectively as the "Reporting Persons");

       Emancipation Management acts as the investment manager of Emancipation Capital. The managing member of Emancipation Management is Charles Frumberg.

       Each of the Reporting Persons expressly disclaim beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under such Reporting Persons' management and control.

       (b) The address of the principal business and principal office of each of the Reporting Persons is 1120 Avenue of the Americas, Suite 1504, New York, NY 10036.

       (c) The principal business of Emancipation Capital is investing. Mr. Frumberg serves as managing member of Emancipation Management.

       (d) The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       (e) The Reporting Persons have not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       (f) Mr. Frumberg is a US citizen.


Item 3.   Source  and Amount of Funds or Other Consideration.

       As of September 22, 2006, the aggregate amount of funds used to purchase the Shares held by Emancipation Filing Persons was $3,500,489. The Shares beneficially owned by the Emancipation Filing Persons were acquired with investment funds in accounts under management.

Item 4.   Purpose of Transaction.

       The Reporting Persons originally acquired Shares for investment in the ordinary course of business. The Reporting Persons believe that the Shares at current market prices are undervalued and that the maximum value of the Issuer may best be realized through a sale of the Issuer to a third party. The Reporting Persons understand that the Issuer has received acquisition proposals and the Reporting Persons intend to engage in discussions with the management and board of directors of the Issuer requesting them to give serious consideration to recent proposals. In the ordinary course of their investment business, from time to time, representatives of the Reporting Persons engage in discussions with the management of companies in which they have invested concerning the business and operations of the company and potential approaches to maximizing shareholder value. The Reporting Persons intend to engage in such discussions with the Issuer, other holders of the Issuer's Shares and/or third parties.

       The Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, price levels of the Shares, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of their Shares, hedging their positions and/or otherwise changing their intentions with respect to any and all matters referred to in Item 4.


Item 5.   Interest in Securities of the Company.

       (a) As of September 22, 2006, the Reporting Persons beneficially owned, in the aggregate, approximately 7.24% of the Issuer's outstanding Shares. The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 9,442,367 Shares outstanding, which is the total number of Shares outstanding as of August 9, 2006, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.

       (b) The Reporting Persons have the following voting and dispositive powers over the Shares reported herein:

          (i) Emancipation Capital: Beneficial owner, with shared power to vote or direct the vote and to dispose or direct the disposition, of 683,315 Shares, or an aggregate of 7.24% of outstanding Shares.

          (ii) Mr. Frumberg: Beneficial owner, with shared power to vote or direct the vote and to dispose or direct the disposition, of 683,315 Shares and, or an aggregate of 7.24% of outstanding Shares.

       (c) The following table sets forth all transactions with respect to the Shares effected during the past sixty (60) days by any of the Reporting Persons, inclusive of the transaction effected through 4:00 pm, New York City time, on September 22, 2006. All such transactions were effected in the open market.

Name                        Date               No. of         Price Per        Transaction
                                               Shares         Share (4)        Type
--------------------------  ----------         ---------      ----------       ---------------
Emancipation Capital        08/09/2006           915.00         4.22           Purchase

Emancipation Capital        08/10/2006         8,300.00         4.22           Purchase

Emancipation Capital        08/11/2006         1,833.00         4.22           Purchase

Emancipation Capital        08/24/2006         1,000.00         4.27           Purchase

Emancipation Capital        08/29/2006         1,200.00        4.329           Purchase

Emancipation Capital        08/31/2006         1,827.00        4.514           Purchase

Emancipation Capital        09/07/2006         3,082.00        5.064           Purchase

Emancipation Capital        09/08/2006        20,100.00        5.245           Purchase

Emancipation Capital        09/14/2006         1,228.00         5.12           Purchase

Emancipation Capital        09/15/2006       200,000.00         5.13           Purchase

Emancipation Capital        09/15/2006           607.00        5.145           Purchase

Emancipation Capital        09/18/2006       106,015.00         5.03           Purchase

Emancipation Capital        09/22/2006         6,800.00         5.10           Purchase



       (d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

       (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

       Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer.


Item 7.   Material to be Filed as Exhibits.

1. Exhibit I - Joint Acquisition Statement, as required by Rule 13d-1(k)under the Securities Exchange Act of 1934, as amended.

                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 22, 2006


EMANCIPATION CAPITAL MASTER LTD.


    By:   /s/  Charles Frumberg
        ----------------------------------
        Name:  Charles Frumberg
        Title: Director

CHARLES FRUMBERG


       /s/  Charles Frumberg
-----------------------------------------

                                    EXHIBIT I

                             JOINT FILING AGREEMENT

                           JOINT ACQUISITION STATEMENT

                            PURSUANT TO RULE 13D-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated as of September 22, 2006


EMANCIPATION CAPITAL MASTER LTD.


    By:   /s/  Charles Frumberg
        ----------------------------------
        Name:  Charles Frumberg
        Title: Director

CHARLES FRUMBERG

       /s/  Charles Frumberg
-----------------------------------------